

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2021

Phong Le
President & Chief Financial Officer
Microstrategy Incorporated
1850 Towers Crescent Plaza
Tysons Corner, VA 22182

      Re: Microstrategy Incorporated
          Form 10-K for Fiscal Year Ended December 31, 2020
          Filed February 12, 2021
          File No. 000-24435

Dear Mr. Le:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Technology